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EXHIBIT 15.1

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     The management of Companhia Siderúrgica Nacional and subsidiaries (‘the Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

     The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Audit Committee, principal executive and principal financial officers, and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations – COSO – of the Treadway Commission.

     The Company’s management is committed to the continuous improvement of our internal controls over financial reporting. In 2008, the Company’s management identified a deficiency in the process of identification, accounting and disclosure of four offshore dormant subsidiaries (Arame Corporation, International Charitable, TdBB and International Investment Fund (I.I.F). These companies were formed in 2001, 2001, 1997 and 1999, respectively, and our equity interest in these four subsidiaries had not been recorded in our consolidated financial statements in prior fiscal years.

     Arame Corporation, International Charitable and TdBB do not have any assets or liabilities. I.I.F is not an operational company, but owns an equity interest in a Brazilian operational railroad company (MRS Logística S.A.), recorded through the equity investment method.

     This deficiency resulted in a material weakness as of December 31, 2008. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

     The existing internal controls allowed the Company’s management to detect the deficiency during 2008 and the necessary adjustments were timely recorded in our financial statements for fiscal year 2008. Therefore, our consolidated financial statement for 2008 already included results of these subsidiaries.

     In addition, we assessed the impact of these unrecorded adjustments on prior years and identified that equity was understated in the amount of US$ 29.8 million during fiscal years 1999 through 2007, which represented 0.51% of the Company’s accumulated net income for the period (1999-2007), as follows:

Year	Unrecorded Adjustments (In millions of US$)

1999	(0.3)
2000	1.4
2001	(1.9)
2002	(3.2)
2003	1.8
2004	7.7
2005	8.2
2006	8.1
2007	8.0
Total	29.8

     We concluded that these adjustments were not material and, therefore, it was not necessary to restate the consolidated financial statements for those years. Nonetheless we believed it consisted of a material weakness in 2008 due to the fact that the non-identification and report of certain subsidiaries in our consolidated financial statements could have potentially had a material impact.

     Once the deficiency was identified, management immediately informed our Audit Committee and our independent auditors. The Audit Committee conducted an independent evaluation and concurred that the financial effect related to this deficiency had no material impact on our consolidated financial statements.

     In order to prevent the occurrence of such deficiencies, during fiscal year 2009, our management took the necessary remediation measures to ensure accuracy and effectiveness of our monitoring controls over the process of identification, accounting and disclosure of subsidiaries. These measures included:

  Definition of policies (including corporate approvals) concerning the incorporation, acquisitions of interests, modifications in the capital structure, operations and liquidation of branches and subsidiaries. These policies establish parameters for the analysis, approval and consolidation and flow of information regarding these entities.
  Centralization in the International Accounting Department of the reconciliation, consolidation and reporting activities regarding the subsidiaries.
  Liquidation of dormant companies.
  Implementation of the Financial Accounting (FI) and Materials Managements (MM) SAP System Modules for integrated subsidiaries (i.e. entities that operate as an extension of the parent company).

     In 2008, in order to remediate the material weakness identified as of December 31, 2007, we restructured our legal department. The Company hired a general counsel who divided the department into four groups. Four senior assistant general counsel were brought in and new lawyers, paralegals and trainees were also hired to strengthen the team. CSN also initiated the development of electronic controls of lawsuits and electronic management of files, replacing the manual spreadsheets, through the implementation of specialized software. These actions (i) improved the controls over lawsuits and judicial processes; (ii) allowed the accurate estimation and recordation of provisions for contingencies; and (iii) ensured a smooth transition in case the personnel in charge of such controls leave the company, since historical information on lawsuits is well organized and can be easily accessed by new professionals.

     This material weakness identified for the year ended December 31, 2007 and concerning oversight and supervisory review of lawsuits was remediated during 2008 and no longer is a material weakness.

March 17, 2010	COMPANHIA SIDERÚRGICA NACIONAL

By: /s/ Benjamin Steinbruch	By: /s/ Paulo Penido Pinto Marques

Name: Benjamin Steinbruch	Name: Paulo Penido Pinto Marques
Title: Chief Executive Officer	Title: Chief Financial Officer